UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

INITIAL SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASGI Corbin Multi-Strategy Fund, LLC
(Name of Issuer)

Class I Units
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Craig Bergstrom

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

30,848

6.	SHARED VOTING POWER

NONE

7.	SOLE DISPOSITIVE POWER

30,848

8.	SHARED DISPOSITIVE POWER

NONE

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,848

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	(a).	Name of Issuer:

ASGI Corbin Multi-Strategy Fund, LLC

(b).	Address of issuer's principal executive offices:

c/o Alternative Strategies Group, Inc. 401 South Tryon Street Charlotte, NC 28202

Item 2.	(a).	Name of person filing:

Craig Bergstrom

(b).	Address or principal business office or, if none, residence:

c/o Corbin Capital Partners, L.P. 590 Madison Avenue, 31st Floor New York, NY 10022

(c).	Citizenship:

USA

(d).	Title of class of securities:

Class I

(e).	CUSIP No.:

N/A

Item 3.	N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Craig Bergstrom	30,848	10.5%	30,848	0	30,848	0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Certain of these shares are held in accounts over which Craig Bergstrom has voting and investment power and thus may be deemed to have beneficial ownership.  Each such account does not beneficially own more than five percent of the class. Craig Bergstrom disclaims beneficial ownership of the units except to the extent of this own pecuniary interest.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
(Date)

/s/ Craig Bergstrom
(Signature)

Craig Bergstrom
(Name/Title)

SK 22317 0001 1265611